UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Notice and Proxy Materials for 2024 Annual Shareholder Meeting

As previously reported, on September 24, 2024, Stratasys Ltd. (“Stratasys” or the “Company”) published notice of its 2024 annual general meeting of shareholders (the “Meeting”), which is scheduled to take place at 3:00 p.m. (Israel time) on Thursday, November 7, 2024, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

Shareholders of record at the close of business on Monday, September 30, 2024 are entitled to vote at the Meeting.

Attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is the Company’s proxy statement for the Meeting (including a preceding summary notice), which will be distributed to shareholders as of the record date, and which contains background information concerning each of the proposals for which the Company will seek approval at the Meeting and further logistical information related to the Meeting, including required majorities for approval of the proposals and methods for voting. The proxy statement also includes general information concerning Stratasys’ board of directors, corporate governance and significant shareholders, and appends supporting documentation for certain of the proposals.

Attached as Exhibit 99.2 to this Form 6-K is the form of proxy card that will be distributed to shareholders as of the record date and that may be used for voting by record shareholders in advance of the Meeting (shareholders holding shares through a bank, broker or other nominee will instead receive a voting instruction form for submitting their votes).

Exhibits

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description
99.1	Notice and Proxy Statement, each dated October 1, 2024, for Stratasys’ 2024 Annual General Meeting of Shareholders
99.2	Proxy Card for Stratasys’ 2024 Annual General Meeting of Shareholders

Incorporation by Reference

The contents of Exhibits 99.1 and 99.2 to this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No’s. 333-190963, 333-236880, 333-253694, 333-262951, 333-262952, 333-270249 and 333-277836).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: October 1, 2024	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer